September 30, 2014	ATTORNEYS AT LAW 777 East Wisconsin Avenue, Suite 3800 Milwaukee, Wisconsin 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

Via EDGAR System

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	MHC Mutual Conversion Fund – Definitive Proxy Materials Hampden Bancorp, Inc.

Ladies and Gentlemen:

We are writing on behalf of the MHC Mutual Conversion Fund Group. The MHC Mutual Conversion Fund Group currently consists of the following (collectively, the “MHC Mutual Conversion Fund Group”): MHC Mutual Conversion Fund, L.P., a Texas limited partnership; Clover Partners, L.P., a Texas limited partnership; Clover Investments, L.L.C., a Texas limited liability company; and Michael C. Mewhinney. The MHC Mutual Conversion Fund Group, Johnny Guerry and Garold R. Base are participants in the MHC Mutual Conversion Fund Group’s solicitation to elect two directors to the board of directors of Hampden Bancorp, Inc. (“Hampden”). On behalf of the MHC Mutual Conversion Fund Group, we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the MHC Mutual Conversion Fund Group’s definitive proxy statement and form of definitive proxy (under the cover page required by Rule 14a-6(m) and Schedule 14A of the Exchange Act) for use in conjunction with the 2014 annual meeting of stockholders of Hampden (the “Annual Meeting”).

The only substantive matters to be considered at the Annual Meeting of which the MHC Mutual Conversion Fund Group is aware are: (1) the election of four Class III directors to the board to serve until the 2017 annual meeting of stockholders, (2) the ratification of the appointment of Wolf & Company, P.C., as Hampden Bancorp’s independent registered public accounting firm for the fiscal year ending June 30, 2015, and (3) the approval by an advisory vote of the compensation of Hampden’s named executive officers.

The proxy materials have been marked to indicate the changes effected to the preliminary proxy statement, in accordance with Rule 14a-6(h). These changes reflect our discussions with the Staff regarding the preliminary proxy statement.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

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